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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934




                         Interlott Technologies, Inc.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    112986
                   -----------------------------------------
                                (CUSIP Number)

 Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 (941) 262-8577
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                              February 24, 1998
                   -----------------------------------------

           Check the appropriate box to designate the rule pursuant
                       to which this Schedule is filed:

                              / / Rule 13d-1(b)
                              /X/ Rule 13d-1(c)
                              / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13G

CUSIP NO. 112986                                          PAGE  2  OF 4  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III           ###-##-####


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                    5    SOLE VOTING POWER

                         105,700


   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            77,600
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON
     WITH                105,700


                    8    SHARED DISPOSITIVE POWER

                         77,600


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     183,300



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.7%


12   TYPE OF REPORTING PERSON*

     IN-IA


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                    Page 3 of 4

Item 1.    (a).    Name of Issuer:

                   Interlott Technologies, Inc.


           (b).    Address of Issuer's Principal Executive Offices:

                   10830 Millington Ct
                   Cincinnati, Ohio 45242


Item 2.    (a).    Name of Person Filing:

                   Lloyd I. Miller, III


           (b).    Address of Principal Business Office:

                   4550 Gordon Drive, Naples, Florida 33940

           (c).    Citizenship:

                   U.S.A.


           (d).    Title of Class of Securities:

                   Common Stock, $0.01 par value

           (e).    CUSIP Number:

                   112986

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or
           (c), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4.            Ownership:

           (a).    183,300



           (b).    5.7%



           (c).    (i)      sole voting power:  105,700

                   (ii)     shared voting power:   77,600

                   (iii)    sole dispositive power: 105,700

                   (iv)     shared dispositive power: 77,600


Item 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                   Not Applicable



Item 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON:

                   Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                   Not Applicable



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                                                                     Page 4 of 4

Item 8.            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                   Not Applicable

Item 9.            NOTICE OF DISSOLUTION OF GROUP:

                   Not Applicable


Item 10.           CERTIFICATION:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE
                                  ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          March 6, 1998
                                          -------------




                                          By:  /s/ Lloyd I. Miller, III
                                               ------------------------
                                               Lloyd I. Miller, III